Exhibit 21

Subsidiaries of American Realty Capital Global Trust, Inc.

Name	Jurisdiction of Formation/Incorporation
American Realty Capital Global Operating Partnership, L.P	MD
ARC Global Holdco, LLC	DE
ARC MCCARUK001, LLC	DE